

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2024

Mark S. Shearman, Ph.D.
Chief Executive Officer
APRINOIA Therapeutics Inc.
245 Main Street, 2nd Floor
Cambridge, MA 02142

> **Re:** **APRINOIA Therapeutics Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Exhibit Nos. 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18,**
> **10.19, 10.20 and 10.21**
> **Filed September 11, 2024**
> **File No. 333-276696**

Dear Dr. Shearman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Will H. Cai, Esq.